SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                          Schedule 13D/A
             Under the Securities Exchange Act of 1934
                         (Amendment No. 6)

                       Quanta Services, Inc.
                         (Name of Issuer)
                 Common Stock, $0.00001 par value
                  (Title of Class of Securities)
                             74762E102
                          (CUSIP Number)
          Dale J. Wolf, Secretary, UtiliCorp United Inc.
 20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          with a copy to:
Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300
                            Main Street
            Kansas City, Missouri 64108 (816) 983-8124.

                          January 5, 2000
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------      ---------------------------------------------------------------
1              NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
               ABOVE PERSONS (entities only)

               UtiliCorp United Inc.    #440541877
---------      ---------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SeeInstructions)
                (a)
                (b)  X
---------      ---------------------------------------------------------------
3              SEC USE ONLY
---------      ---------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               WC
---------      ---------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
---------      ---------------------------------------------------------------
6              CITIZENSHIP OR PLACE OR ORGANIZATION

               Delaware
---------      ---------------------------------------------------------------
NUMBER OF            7        SOLE VOTING POWER
SHARES                        11,359,088
BENEFICIALLY     -------      -------------------------------------------------
OWNED BY EACH        8        SHARED VOTING POWER
REPORTING                     NONE#
PERSON WITH      -------      -------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                              11,359,088
                 -------      -------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              None
---------      ---------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               11,359,088
---------      ---------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (11) EXCLUDES CERTAIN SHARES(See Instructions)
               X
---------      ---------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN
               ROW (11)
               35.8%**
---------      ---------------------------------------------------------------
14             TYPE OF REPORTING PERSON (See Instructions)
               CO
---------      ---------------------------------------------------------------

* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.

** Based on information provided by Issuer as of September 21, 1999. This percentage is obtained by using 31,679,990 shares, the total number of Issuer's issued and outstanding Common Stock, as the denominator. However, the percentage of Common Stock owned by UtiliCorp on a fully diluted basis is 23.1%. This fully diluted percentage is obtained by using 49,090,066 shares as the denominator, which includes (a) 31,679,990 shares of Issuer's issued and outstanding Common Stock; (b) Issuer's Convertible Preferred Stock held by UtiliCorp that can be converted into approximately 6,200,000 shares of Common Stock, (c) the Convertible Subordinated Notes held by Enron Capital & Trade Resources Corp. that can be converted into 3,589,091 shares of Common Stock, (d) 4,289,534 shares of Common Stock issuable under Issuer's 1997 Stock Option Plan, and (e) 3,331,451 shares of Limited Vote Common Stock.

                       AMENDMENT NO. 6 TO
                     STATEMENT ON SCHEDULE 13D

INTRODUCTION

      All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share, of Quanta Services, Inc., a Delaware corporation ("Issuer") (the "Common Stock"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and five amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999 and November 9, 1999,
respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION, ITEM
4.  PURPOSE OF TRANSACTION, AND ITEM 5.  INTEREST IN SECURITIES
OF THE ISSUER.

     Pursuant to a letter dated October 4, 1999 from Quanta, UtiliCorp completed the purchase of 38,485 shares of Common Stock by exercising its pre-emptive right (as provided under that certain Investor's Rights Agreement dated as of September 21, 1999) for $1,041,591 on December 10, 1999. On
December 23, 1999, UtiliCorp purchased 15,000 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $377,927. Pursuant to stock purchase agreements dated as of September 24, 1999 (as amended on November 3, 1999), UtiliCorp completed the purchase of 266,948 shares of Common Stock with 3 of the Issuer's record stockholders for an aggregate purchase price of $6,940,648 on January 5, 2000. The funding for these purchases was provided by UtiliCorp internally generated funds.

     The aggregate number of Common Stock described in the preceding paragraph is 320,433 shares, which represent 1% of Issuer's issued and outstanding Common Stock (based on the number of shares of Common Stock of the Issuer outstanding as of September 21, 1999), or 0.6% on a fully diluted basis. In aggregate, UtiliCorp beneficially owns 11,359,088 shares of Issuer's outstanding Common Stock, which represent 35.8% of Issuer's issued and outstanding Common Stock, or 23.1% on a fully diluted basis.

SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 12, 2000         UtiliCorp United
Inc.

                                    By:  /s/ Dale J. Wolf
                                    Name:  Dale J. Wolf
                                    Title:  Secretary